Exhibit 5

GROWN ROGUE INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2023

i

This Management Discussion and Analysis (“MD&A”) made as of June 19, 2023, should be read in conjunction with the unaudited condensed consolidated financial statements of Grown Rogue International Inc. (the “Company”, “Grown Rogue”, (“we”, “our”, or “us”) for the three and six months ended April 30, 2023, and 2022 (the “Reporting Period”), and the related notes thereto (the “Financial Statements”). The Company’s Financial Statements are presented on a consolidated basis with its wholly-owned subsidiaries: Grown Rogue Unlimited, LLC (“GR Unlimited”) and GR Unlimited’s wholly-owned subsidiaries Grown Rogue Gardens, LLC (“GR Gardens”) GRU Properties, LLC (“GRU Properties”), GRIP, LLC (“GRIP”), and Grown Rogue Distribution, LLC (“GR Distribution”); as well as GR Unlimited’s 87% interest in GR Michigan, LLC (“GR Michigan”), GR Unlimited’s 87% interest in Canopy Management, LLC (“Canopy”), which owns 60% of Golden Harvests, LLC (“Golden Harvests”), and GR Unlimited’s 60% interest in Idalia, LLC (“Idalia”). During the six months ended April 30, 2023, The Company announced that it had exercised its option to obtain 87% of the membership units of Canopy (through GR Unlimited). Grown Rogue’s reporting currency is the United States dollar and all amounts in this MD&A are expressed in United States dollars unless otherwise noted. The use of “CAD$” refers to Canadian dollars.

The three months ended April 30, 2023, and 2022 are referred to herein as “Q2 2023” and “Q2 2022” respectively.

The Company’s comparative information included in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Additional information relating to the Company is also available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The common shares of GRIN are listed on the Canadian Securities Exchange under the symbol “GRIN”.

MANAGEMENT’S RESPONSIBILITIES FOR FINANCIAL REPORTING

The Financial Statements have been prepared by management in accordance with IFRS and have been approved by the Company’s board of directors (the “Board”). The integrity and objectivity of the Financial Statements are the responsibility of management. In addition, management is responsible for ensuring that the information contained in the MD&A is consistent where appropriate, with the information contained in the Financial Statements.

The Financial Statements may contain certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the Financial Statements are presented fairly in all material respects.

As the Company is a Venture Issuer (as defined under under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) (“NI 52-109”), the Company and Management are not required to include representations relating to the evaluation, design, establishment and/or maintenance of disclosure controls and procedures (“DC&P”) and/or Internal Controls over Financial Reporting (“ICFR”), as defined in NI 52 -109, nor has it completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective basis DC&P and ICFR for the issuer may result in additional risks of quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORWARD-LOOKING STATEMENTS

This MD&A contains information and projections based on current expectations. Certain statements herein may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect expectations regarding future events and performance but speak only as of the date of this MD&A. Forward-looking statements include statements with respect to planned acquisitions, strategic partnerships or other transactions and expansions not yet concluded, including the timing thereof; plans to market, sell and distribute products; market competition; plans to retain and recruit personnel; the ability to secure funding; and the ability to obtain regulatory and other approvals are all forward-looking information. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, or achievements to be materially different from those implied by such statements.

Pg 3 of 37

There can be no assurance that any intended or proposed activity or transaction will occur or that, if any such action or transaction is undertaken, it will be completed on terms currently intended by the Company. The Company assumes no responsibility to update or revise forward-looking information to reflect new events or circumstances unless required by law.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The forward-looking statements herein speak only as of the date hereof. Actual results could differ materially from those anticipated due to a number of factors and risks including those described in this MD&A under “Risk Factors” and in section 17 of the Company’s Listing Statement dated November 15, 2018, which can be found under the Company’s profile on www.sedar.com.

DESCRIPTION OF BUSINESS

Grown Rogue, headquartered in Medford, Oregon, is a craft cannabis company focused on delighting customers with premium flower and flower-derived products at fair prices. Our roots are in Southern Oregon where we have demonstrated our capabilities in the highly competitive and discerning Oregon market by becoming the number one flower producer in Oregon in 2022, which we have maintained year-to-date in 2023, and we have successfully expanded our platform to Michigan, where we quickly became a top 5 indoor wholesaler in that state in 2022, which we have maintained year-to-date in 2023. We combine our passion for product and value with a disciplined approach to growth, prioritizing profitability and return on capital. Our strategy is to pursue capital efficient methods to expand into new markets, bringing our craft quality and value to more consumers. We also continue to make modest investments to improve our outdoor craft cultivation capabilities in preparation for eventual interstate commerce.

Grown Rogue’s mission is to bring low cost, high quality, craft cannabis from the amazing terroir and legacy of Oregon’s Rogue Valley to consumers nationwide. Grown Rogue’s strategy is built to win now and in the future, as we profitably deliver craft cannabis at appropriate scale while positioning our sungrown capacity to support eventual interstate commerce. Grown Rogue’s competitive advantage is efficiently cultivating and delivering craft cannabis at accessible prices, both indoor and sungrown. This advantage allows us to pursue high cash flow returning projects that augment growth and support our mission.

OREGON

Grown Rogue, through its wholly owned subsidiary, GR Gardens, operates four cultivation facilities in Oregon, comprising approximately 90,000 square feet of cultivation area, that currently service the Oregon recreational marijuana market: two outdoor, sungrown farms called “Foothill” and “Ross Lane,” and two state-of-the-art indoor facilities (“Rossanley” and “Airport”). GR Gardens currently holds five producer licenses in Oregon from the Oregon Liquor Control Commission (“OLCC”), two wholesaler licenses, and two processor licenses. During the three months ended January 31, 2023, we executed a two-year lease which includes an option to purchase Ross Lane, an Oregon property which includes 35 acres, 3 tax lots and an additional OLCC producer license

Grown Rogue’s Oregon business is headquartered in the world-renowned Emerald Triangle, which is known world-wide for the quality of its cannabis. The Emerald Triangle includes the southern part of Oregon and northern part of California. The company capitalizes on this ideal outdoor growing environment to produce high-quality, low-cost cannabis flower. The two sungrown farms produce one crop per year per farm, which is planted in June and harvested in October.

Pg 4 of 37

GR Gardens is responsible for production of recreational marijuana using outdoor and indoor production methodologies. Foothill and Ross Lane are outdoor farms with 40,000 square feet of flowering canopy each, for a total of 80,000 square feet, sitting on a combined land package of approximately 135 acres. Our “Trail’s End” outdoor property will not be cultivated 2023, and we will transfer the Trail’s End license to Ross Lane for production in 2024 to streamline operational efficiencies by centralizing production facilities.

Rossanley, an approximately 17,000 square-foot indoor facility, with approximately 5,600 square feet of flowering bench space, produces high-quality indoor flower through controlled environment agriculture (“CEA”) operations. By carefully controlling temperature, humidity, carbon dioxide levels, and other criteria, we produce a year-round supply of high-quality cannabis flower with multiple harvests per month. Rossanley has eight dedicated flower rooms, which allows for an average of nearly four harvests per month resulting in approximately 4,000 pounds annually.

Airport is a 30,000 square-foot indoor growing facility, with 9,152 square feet of flowering bench space, purchased from High Street Capital Partners, LLC (“HSCP”). Under an agreement with HSCP, we acquired substantially all of the assets of Airport from HSCP for aggregate total consideration of $2,000,000. The transaction closed on April 14, 2022. Airport added 30,000 square feet of CEA indoor production space and we estimate production of approximately 7,300 pounds of high quality indoor whole flower, from this facility in calendar year 2023. Airport is a short distance from Rossanley, which is a benefit to operating efficiency, and it is equipped with state-of-the-art equipment which facilitates the implementation of best practices developed at Rossanley.

The total annual production capacity for Grown Rogue’s Oregon operations, based on the current constructed capacity, will range between 16,000 and 18,000 pounds, depending upon various factors including sungrown growing conditions and strain performance.

MICHIGAN

In May 2021, we acquired, through Canopy, a controlling 60% interest in our Michigan operation called Golden Harvests. The Golden Harvests facility is approximately 70% constructed, with approximately 55,000 square feet in operation, including approximately 16,350 square feet of flowering bench space, in addition to all the ancillary support space, including office and administration to support the operations. The facility produces high quality indoor flower through CEA, with fourteen individual flowering rooms in operation. Harvested pounds in Michigan in 2022 totaled approximately 8,500 pounds; approximately 10,000 pounds are expected in 2023. Golden Harvests produces bulk flower, packaged flower, and manufactures pre-rolls on site.

SERVICES

On May 25, 2023, we announced our independent contractor consulting agreement (the “Consulting Agreement”) with Goodness Growth Holdings, Inc. (CSE: GDNS; OTCQX: GDNSF) (“Goodness Growth”). Under the Consulting Agreement, we will support Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota.

Under the terms of the Consulting Agreement, which expires on September 30, 2025, Goodness Growth will provide compensation to us for sustained consulting support, including input on systems and processes, and recommendations to improve Goodness Growth’s cultivation operations. We will be entitled to receive additional incentive compensation if our services result in improved cash flow performance as compared to Goodness Growth’s baseline expectations over the term of the agreement. Our cooperation in the agreement will be on an exclusive basis to Goodness Growth within the markets in which Goodness Growth operates. The agreement will automatically extend for up to two additional two-year terms, unless terminated by Goodness Growth. a termination fee of at least $5,000,000 is payable to us in the event that Goodness Growth is acquired, sells all or substantially all of its assets, or is merged into another entity and is not the surviving entity of such merger. In addition, a termination fee of at least $2,500,000 is payable to us in the event that Goodness Grown terminates the agreement for certain other conditions.

Pg 5 of 37

In addition, Goodness Growth will issue 10,000,000 warrants to purchase 10,000,000 subordinate voting shares of Goodness Growth to us, with a strike price equal to CAD$0.317 (US$0.233), being a 25.0 percent premium to the 10-day volume weighted average price (“VWAP”) of Goodness Growth’s subordinate voting shares prior to the effective date of the Consulting Agreement. Similarly, we will issue 8,500,000 warrants to purchase 8,500,000 common shares of the Company to Goodness Growth, with a strike price equal to CAD$0.225 (US$0.166), being a 25.0 percent premium to the 10-day VWAP of Grown Rogue’s common shares prior to the effective date of the Consulting Agreement. The warrants exchanged under the terms of the Consulting Agreement will be issued with five-year terms to exercise, shall not be registered with the United States Securities & Exchange Commission or qualified by any Canadian provincial securities commission, and shall not be assignable except as set forth in the warrant certificates. The Parties intend to issue the warrants by the end of July 2023. The aforementioned warrants and shares underlying such warrants will be subject to a four-month and one-day hold period under applicable Canadian securities laws.

The Consulting Agreement provides for services revenue earned by us to be calculated from January 2023, and the services revenues we reported for the three months ended April 30, 2023, reflect earnings from January 2023 through April 30, 2023, based upon work performed in anticipation of execution of the Consulting Agreement. We reported revenues of $271,140 and costs of revenues of $125,424 for Q2 2023 earned under the Consulting Agreement.

PRODUCT

Grown Rogue produces a range of cultivars for consumers to enjoy, which are traditionally classified as indicas, sativas, and hybrids. Grown Rogue has a mix of “core” and “limited” strains to provide consumers with consistent and unique purchasing options at their local dispensary. Grown Rogue flower has won multiple awards in Oregon, which is one of the most competitive cannabis production environments in the world, including the prestigious Growers Cup competition on two occasions. Grown Rogue won 1st place for highest THC content, 1st place for highest terpene content, and 3rd place in the grower’s choice category. In addition, we believe we achieved an outdoor production potency record in the state of Oregon, when its Monkey Train cultivar tested at a THC potency of 35.13%. Consumers can enjoy bulk flower in both Oregon and Michigan. In the Michigan market we also offer our innovative nitrogen sealed 3.5 gram flower jars, our patented nitrogen sealed pre-rolls, 3.5 gram flower bags, and regularly packaged pre-rolls. We recently launched a new line of strain-specific prepackaged flower in Michigan, and will launch a new branded pre-roll pack product in Oregon in 2023. According to LeafLink’s MarketScape data, Grown Rogue was the #1 flower producer in Oregon and a top 5 indoor flower wholesaler in Michigan in 2022 and in the first two quarters of 2023.

GENETICS

We are committed to developing unique, proprietary genetics as long-term genetic diversity will be a major factor in establishing brand differentiation with consumers. We have allocated research and development space to develop new strains, while also phenotype hunting to identify new and exciting strain options that will delight consumers. Grown Rogue has developed a compelling mix of proprietary strains, along with a library of “fan favorites” to ensure that consumer and dispensary demand will remain strong for our flower and flower-derived products. All Grown Rogue genetics are rigorously tested to establish the genetic makeup of each strain in our portfolio. We continue to focus on bringing new unique genetics to ensure a steady flow of innovative flower and flower products to market. Currently we carry more than 50 unique cultivars in our genetic library, and we continue to develop our portfolio as we trial new genetics.

Pg 6 of 37

DISTRIBUTION AND SALES

Grown Rogue uses a multi-channel distribution strategy that includes direct-to-retail delivery and third-party delivery (Michigan regulations mandate independent third-party delivery); wholesalers, who have their own distribution channels; and processors, who utilize Grown Rogue products (e.g., trim) to create retail-ready products. Regarding the direct-to-retail channel, Grown Rogue’s sales team works closely with dispensary owners and intake managers to provide consistent product, competitive prices, and personalized service using sales techniques from other industries such as pharmaceutical and liquor. Grown Rogue’s goal is to establish and maintain the client relationship as we continue to expand our footprint in the states in which we operate.

Grown Rogue has developed end user product marketing collateral and other educational information regarding Grown Rogue products as part of all sales with dispensaries that include strain type, testing results, information on the product and other necessary information to clearly articulate the product being provided. Each product is uniquely packaged while maintaining brand consistency across the product suite.

Grown Rogue works with dispensary owners to develop promotional opportunities for the retail customers and bud tenders. Grown Rogue provides detailed tutorials to the staff and owners of the dispensaries around the product and how it is grown, processed, cured and packaged so that they are intimately familiar with the Grown Rogue process. Grown Rogue also invites dispensary owners and operators to Grown Rogue’s operating facilities so they can see first-hand the methods and processes used to create the product.

Based upon information from MarketScape, which is part of the sales analytics tool utilized by LeafLink, which handles all of our sales and invoicing, we are the largest producer in Oregon and a top five indoor flower producer in Michigan.

BRANDING

Developing compelling branding that engages, inspires, and creates transparency and trust with consumers is one of the most important aspects of building a successful cannabis company. Cannabis product branding has been evolving from promising high-quality flower, to providing descriptions of the effect a consumer should expect from a particular product.

Grown Rogue was one of the first brands in the United States to go to market with this type of branding as part of the ROGUE Categorization: Relax, Optimize, Groove, Uplift and Energize. The focus was to provide consumers with “The Right Experience, Every time” made easier by a simple product description that was not cannabis based, such as “sativa” or “indica”.

While other brands have shifted into the “one word” product description, Grown Rogue has leveraged consumer insights and product feedback to evolve the messaging to provide significantly more detail so consumers can make a more informed choice about which Grown Rogue products will optimally enhance their experience.

Grown Rogue’s unique “Mind, Body & Mood” product descriptions provide a level of detail about the expected cannabis experience that is much more insightful and beneficial than competitors. Instead of one word, such as “Relax,” describing a product, Grown Rogue has six words across three categories, which is easy to understand, but much more informative.

In order to grow the Grown Rogue community and spread knowledge of its products, Grown Rogue leverages social media and other digital platforms. Grown Rogue aspires to eliminate the “dark mystery” historically associated with cannabis by empowering consumers to learn about the plant and then “enhance experiences” as they desire. The transition from prohibition to legal cannabis has provided the cannabis community with an opportunity to welcome a large group of new members and it is vital that product education is completed in an authentic and informative manner to ensure that everyone’s first cannabis experience is not only positive but also as expected.

Pg 7 of 37

MARKETING AND ADVERTISING

Grown Rogue’s marketing channels include a comprehensive, fully responsive, interactive website (including mobile). The website has been search-engine optimized and includes calls to action that encourage consumers to become part of the Grown Rogue community by joining its newsletter list or following the company on social media. Grown Rogue is focused on providing education to new and existing consumers, which is available through its monthly newsletter or via the Blog section of its website. Consumers can find information about Grown Rogue, different types of cannabis products and general industry information.

We strategically leverage digital advertising, primarily on industry sites such as Leafly and Weedmaps, and have selectively advertised in endemic and non-endemic magazines including Grow, Northwest Leaf, Oregon Leaf, Dope, Portland Mercury, and Willamette Weekly.

Grown Rogue has established a social media presence that includes Facebook, Twitter, and Instagram. Grown Rogue’s social identity is defined by delivering fresh content and keeping interaction with followers/fans prompt and positive. Grown Rogue attracts existing cannabis industry participants as well as people not familiar with the industry by creating a positive, inclusive environment where dialogue is encouraged. The goal is to change existing stereotypes and overcome the stigmas associated with the cannabis industry.

TRADEMARKS AND PATENTS

Grown Rogue actively seeks to protect its brand and intellectual property. Grown Rogue currently has three registered U.S. trademarks:

1.	Grown Rogue was filed on September 22, 2017, and registered on August 7, 2018 under Registration No. 5537240.

2.	The Right Experience Every Time was filed on September 29, 2017 and registered on August 7, 2018 under Registration No. 5537260.

3.	Sizzleberry was filed on September 29, 2017, and registered on August 7, 2018, under Registration No. 5537259.

Grown Rogue filed a patent for its nitrogen sealed glass containers on February 15, 2018, with the United States Patent and Trademark Office (“USPTO”). The nitrogen sealed glass containers preserve the freshness of the flower and essential terpenes to improve the “entourage effect.” The USPTO issued Grown Rogue United States Patent Number 10,358,282 on July 23, 2019. Several third parties have contacted us to request licensing information on this technology. We have introduced nitrogen sealed jars and pre-rolls in Michigan and plan on launching them as we enter additional new markets and may license the technology to third parties operating in markets in which Grown Rogue is not currently licensed.

SOCIAL AND ENVIRONMENTAL POLICIES

Grown Rogue employs sustainable business models in our operations. We maintain the highest standards of environmental stewardship in cultivation. This includes sustainable water sources with optimization of reclamation and recapture from runoff and recycling of water input. We use only natural and sustainable products in all applications, including nutrients and integrated pest management. We maintain the highest level of sustainable cannabis practices through our focus on sustainable and natural cultivation methods. Grown Rogue hires and pays a living wage to its team members and is very involved in each of the communities where we operate.

PLANS FOR EXPANSION & ECONOMIC OUTLOOK

Grown Rogue continues to focus on taking its learnings and experience from Oregon and Michigan into new markets across the US. During the last two years, Grown Rogue has established a platform that excels at licensing, compliance, high-quality and low-cost production, understanding consumer purchasing preferences, and product innovation. This platform places Grown Rogue in a superior position to capitalize on new markets compared to our competitors. Oregon is arguably the most competitive cannabis market in the world, and we have excelled by implementing standard business practices that make the Company well suited for entering and building successful brand presence in newly-legalized cannabis markets.

Pg 8 of 37

The expansion into Airport (see “Description of the Business – Oregon”) and acquisition of a 60% interest in Golden Harvests (see “Description of the Business – Michigan”) represent execution of management’s strategy of growth through high quality, low-cost flower production. In addition, we have added a profitable services segment (see “Description of the Business – Services),” which leverages our cultivation expertise to generate margin and increase our presence to two new states at low financial risk. As other growth opportunities arise under favorable financial terms, management can activate known and repeatable systems into new assets.

We believe that the future of the cannabis industry is in branded products and that the leading brands are being developed on the west coast, which is well known for high quality cannabis. Unlike many current multi-state operators who prefer to obtain just a few licenses in a large volume of states, Grown Rogue is focused on establishing a larger number of licenses in fewer states to capitalize on the economies of scale we view as optimal to maximize profits. Over the next twelve months, we are focused on furthering our footprints and flower market shares in Oregon and Michigan markets, strengthening our brand presence in Minnesota and Maryland (by way of the Consulting Agreement), continuing to add new products to our portfolio, and exploring and executing on strategic opportunities in new states.

With the recent shift in political landscape, we have also begun analyzing the potential for federal de-regulation and the subsequent ability to export cannabis products across state lines. We believe Oregon will be a large export state. Being located in the Emerald Triangle provides a unique product differentiator due to the ability to produce high quality and low cost sungrown flower due to the environmental conditions that occur naturally in Southern Oregon. Our strategy to take advantage of what is projected to be a multi-billion dollar export business is developing, and we are excited to begin implementation of this business plan over the coming years.

GOING CONCERN

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to fund its development programs and general and administrative expenses, discharge its liabilities as they become due and generate positive cash flows from operations. There is no certainty that the Company will be successful in raising additional capital or generating positive cash flow from operations.

SELECTED ANNUAL INFORMATION

The following selected financial data for each of the three completed financial years are derived from the audited annual financial statements of the Company.

Years ended October 31,	2022 ($)	2021 ($)	2020 ($)
Total revenue	17,757,283	9,378,673	4,239,604
Profit (loss) from operations	957,149	701,576	(1,574,679)
Net income (loss)	419,951	(1,014,747)	(2,356,488)
Net loss per share, basic and diluted	0.00	(0.02)	(0.03)
Comprehensive income (loss)	400,716	(1,092,928)	(2,490,605)
Comprehensive loss per share, basic & diluted	0.00	(0.02)	(0.03)
Total assets	16,370,582	14,207,700	3,764,418
Total non-current liabilities	2,114,978	3,224,677	2,910,333
Cash dividends	Nil	Nil	Nil

Pg 9 of 37

RESULTS OF OPERATIONS

SELECTED FINANCIAL RESULTS

Three Months Ended April 30, 2023

Selected financial results of operations for the three months ended April 30, 2023, and 2022, are summarized below:

Three months ended April 30,	2023 ($)	2022 ($)	Variance ($)	Variance %
Revenue	6,004,637	4,700,127	1,304,510	28%
Cost of goods and services, excluding fair value adjustments	(3,189,981)	(2,165,447)	(1,024,534)	47%
Gross profit before fair value adjustments	2,814,656	2,534,680	279,976	11%
Net income	411,979	144,734	267,245	185%

Significant items contributing to the generation of net income for the three months ended April 30, 2023, and 2022 are summarized in the table below.

Three months ended April 30,	2023 ($)	2022 ($)	Variance $	Variance %
Total revenues	6,004,637	4,700,127	1,304,510	28%
Cost of revenues, excluding fair value items	3,189,981	2,165,447	1,024,534	47%
Realized fair value amounts in inventory sold	637,063	981,113	(344,050)	(35%)
Unrealized fair value gain on growth of biological assets	419,874	670,135	(250,261)	(37%)
Accretion expense	199,773	137,792	61,981	45%
General and administrative expenses	1,407,521	1,469,533	(62,012)	(4%)
Share-based compensation	95,563	30,999	64,564	208%
Interest expense	94,063	110,901	(16,838)	(15%)
Amortization of property and equipment	67,820	239,683	(171,863)	(72%)
Unrealized loss on derivative liability	270,712	-	270,712	n/a
Unrealized loss (gain) on marketable securities	-	19,082	(19,082)	n/a

Six Months Ended April 30, 2023

Selected financial results of operations for the six months ended April 30, 2023, and 2022, are summarized below:

Six months ended April 30,	2023 ($)	2022 ($)	Variance ($)	Variance %
Revenue	10,535,177	8,432,840	2,102,337	25%
Cost of goods and services sold, excluding fair value adjustments	(5,227,262)	(3,864,473)	(1,362,789)	35%
Gross profit before fair value adjustments	5,307,915	4,568,367	739,548	16%
Net income	1,004,516	300,175	704,341	235%

Pg 10 of 37

Significant items contributing to the generation of net income for the six months ended April 30, 2023, and 2022 are summarized in the table below:

Six months ended April 30,	2023 ($)	2022 ($)	Variance $	Variance %
Total revenues	10,535,177	8,432,840	2,102,337	25%
Cost of revenues, excluding fair value items	5,227,262	3,864,473	1,362,789	35%
Realized fair value amounts in inventory sold	1,243,778	1,991,591	(747,813)	(38%)
Unrealized fair value gain on growth of biological assets	1,050,746	1,959,649	(908,903)	46%
Accretion expense	363,881	289,479	74,402	26%
General and administrative expenses	2,942,763	3,073,459	(130,696)	(4%)
Share-based compensation	151,185	49,486	101,699	206%
Interest expense	193,567	225,561	(31,994)	(14%)
Amortization of property and equipment	183,459	291,693	(108,234)	(37%)
Unrealized loss on derivative liability	206,352	-	206,352	n/a
Unrealized loss on marketable securities	-	186,886	(186,886)	n/a

More detailed analysis of the components of results of operations are described in the following sections.

REVENUES

Revenues – Three Months Ended April 30, 2023, and 2022

Three months ended April 30,	2023 ($)	2022 ($)	Variance ($)	Variance (%)
Revenue from Grown Rogue production	5,733,497	4,700,127	1,033,370	22%
Revenue from services	271,140	-	271,140	n/a
Total revenue	6,004,637	4,700,127	1,304,510	28%

Service revenues during the three months ended April 30, 2023, were derived from the Consulting Agreement (see Description of Business – Services); no service revenues were earned during the comparable period in 2022.

The following table summarizes revenues from Grown Rogue production for the three months ended April 30, 2023, and 2022:

Three months ended April 30,	2023 ($)	2022 ($)	Variance ($)	Variance (%)
Indoor	4,416,928	4,007,641	409,287	10%
Outdoor	972,325	131,140	841,185	641%
Pre-rolls	161,206	96,750	64,456	67%
Trim & other	183,038	464,596	(281,558)	(61%)
Revenue from Grown Rogue production	5,733,497	4,700,127	1,033,370	22%

Revenues during Q2 2023 were higher than the comparative period in Q2 2022, due primarily to an increase in total pounds sold. As detailed further below, we sold more pounds in Q2 2023 than Q2 2022, at lower average selling prices (“ASP”). Trim pricing also decreased by 40% in Q2 2023 as compared to Q2 2022.

Pg 11 of 37

The following tables summarize pounds sold and average selling prices.

Three months ended April 30,	2023 Pounds sold	2022 pounds sold	Pounds variance	2023 ASP ($)	2022 ASP ($)	ASP variance
Indoor flower	5,507	4,535	972	802	884	(82)
Outdoor flower	2,751	331	2,420	353	397	(44)
Pre-rolls	127	51	76	1,264	1,910	(646)
Total	8,385	4,917	3,468	662	861	(199)

Revenues – Six Months Ended April 30, 2023

Six months ended April 30,	2023 ($)	2022 ($)	Variance ($)	Variance (%)
Revenue from Grown Rogue production	10,264,037	8,432,840	1,831,197	22%
Revenue from services	271,140	-	271,140	n/a
Total revenue	10,535,177	8,432,840	2,102,337	25%

Service revenues during the six months ended April 30, 2023, were derived from the Consulting Agreement (see Description of Business – Services); no service revenues were earned during the comparable period in 2022. The following table summarizes revenues from Grown Rogue production for the six months ended April 30, 2023, and 2022:

Six months ended April 30,	2023 ($)	2022 ($)	Variance ($)	Variance (%)
Indoor	8,478,242	7,296,201	1,182,041	16%
Outdoor	1,208,779	243,563	965,216	396%
Pre-rolls	287,206	104,750	182,456	174%
Trim & other	289,810	788,326	(498,516)	(63%)
Revenue from Grown Rogue production	10,264,037	8,432,840	1,831,197	22%

Revenues during the six months ended April 30, 2023, were higher than the comparative period six months ended April 30, 2022, due primarily to an increase in total pounds sold. As detailed further below, we sold more pounds in the six months ended April 30, 2023, than the comparative period in 2022, at lower average selling prices (“ASP”). Further, sales pricing for trim decreased by approximately 59% during the six months ended April 30, 2023, as compared to the six months ended April 30, 2022.

The following tables summarize pounds sold and average selling prices:

Six months ended April 30,	2023 Pounds sold	2022 pounds sold	Pounds variance	2023 ASP ($)	2022 ASP ($)	ASP variance
Indoor flower	10,438	7,632	2,805	812	956	(144)
Outdoor flower	3,507	669	2,838	345	364	(19)
Pre-rolls	224	54	170	1,285	1,933	(648)
Total	14,169	8,355	5,814	704	915	(211)

Pg 12 of 37

COSTS OF GOODS AND SERVICES SOLD

Three Months Ended April 30, 2023

Three months ended April 30,	2023 ($)	2022 ($)	Change ($)	Change (%)
Costs of goods sold	3,064,557	2,165,447	899,110	42%
Costs of service revenues	125,424	-	125,424	n/a
Costs of goods sold, excl. fair value items	3,189,981	2,165,447	1,024,534	20%

Cost of finished cannabis inventory sold during Q2 2023, increased by 42% over Q2 2022, while revenues for the same periods for Grown Rogue production increased 28%, which reflects the impact to costs of goods sold of operational and scale efficiencies and increased sales volume (pounds sold increased 71%), and the impact to sales revenues of increased sales volume and a 33% decrease in ASP.

Six Months Ended April 30, 2023

Six months ended April 30,	2023 ($)	2022 ($)	Change ($)	Change (%)
Costs of goods sold	5,101,838	3,864,473	1,237,365	32%
Costs of service revenues	125,424	-	125,424	n/a
Costs of goods sold, excl. fair value items	5,227,262	3,864,473	1,362,789	35%

Cost of finished cannabis inventory sold during the six months ended April 30, 2023, increased by 32% over the comparative six months ended April 30, 2022, while revenues for the same periods increased 22%. Similar to the three months ended April 30, 2023, this reflects the impact to cost of goods sold of operational and scale efficiencies and increased sales volume (pounds sold increased 70%), and the impact to sales revenues of increased sales volume and a 33% decrease in ASP.

NET INCOME AND LOSS

Share-based Compensation

During the six months ended April 30, 2023, we granted, or committed to grant, common shares and stock options as compensation to employees and service providers. The common shares issuances and stock options (measured at fair value using the Black-Scholes pricing model) resulted in total expense recognition of $151,185 during the six months ended April 30, 2023 (2022 - $49,486).

General and Administrative Expenses

	Three months ended April 30,		Six months ended April 30,
	2023 ($)	2022 ($)	2023 ($)	2022 ($)
Office, banking, travel, and overheads	456,846	492,330	967,081	972,192
Professional services	69,882	140,222	224,363	248,243
Salaries and benefits	880,793	836,981	1,751,319	1,853,024
Total	1,407,521	1,469,533	2,942,763	3,073,459

General and administrative costs were consistent in Q2 2023 and Q2 2022. We remain conservative in our approach to administrative and corporate expenditures, and the periods of consolidation include the same subsidiaries.

Pg 13 of 37

Interest and Interest Accretion Expense

Three months ended April 30,	2023 ($)	2022 ($)	Change ($)	Change (%)
Interest and accretion expense	293,836	248,693	45,143	18%

Six months ended April 30,	2023 ($)	2022 ($)	Change ($)	Change (%)
Interest and accretion expense	557,448	515,040	42,408	8%

Interest and accretion expenses reflect the decrease in accretion as debt progresses towards maturity dates, offset in part by interest paid on facility lease rents.

SEGMENT REPORTING

We operate in the states of Oregon and Michigan in the United States, and we recently began providing consulting services. The following tables summarize performance by segment for the three and six months ended April 30, 2023.

Segments	Oregon	Michigan	Services	Total
	$	$	$	$
Non-current assets other than financial instruments:
As at April 30, 2023	4,514,539	4,020,622	-	8,535,161
As at October 31, 2022	4,719,260	3,741,309	-	8,460,569

Six months ended April 30, 2023:
Net revenue	4,864,435	5,399,602	271,140	10,535,177
Gross profit (loss)	1,982,533	2,986,634	145,716	5,114,883
Gross profit (loss) before fair value adjustments	2,150,837	3,011,362	145,716	5,307,915

Six months ended April 30, 2022:
Net revenue	3,746,384	4,686,456	-	8,432,840
Gross profit (loss)	1,985,520	2,550,905	-	4,536,425
Gross profit (loss) before fair value adjustments	1,728,586	2,839,781	-	4,568,367

Three months ended April 30, 2023:
Net revenue	2,908,715	2,824,782	271,140	6,004,637
Gross profit (loss)	1,040,911	1,410,840	145,716	2,597,467
Gross profit (loss) before fair value adjustments	1,131,203	1,537,737	145,716	2,814,656

Three months ended April 30, 2022:
Net revenue	2,357,439	2,342,688	-	4,700,127
Gross profit (loss)	813,375	1,410,327	-	2,223,702
Gross profit (loss) before fair value adjustments	1,030,952	1,503,728	-	2,534,680

Pg 14 of 37

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected quarterly results of the Company for the eight quarters ended on or before April 30, 2023. The information contained herein is drawn from the interim financial statements of the Company for each of the aforementioned eight quarters. The trend in revenues reflects the consolidation of Golden Harvests, following our acquisition of a 60% controlling interest, and its $3.9 million in revenues for the six months ended October 31, 2021, and its $8.9 million in revenues for the year ended October 31, 2022. Revenues in any period are subject to market sales pricing, which historically has fluctuated significantly. Management has observed that pricing and sales volumes tend to be lower seasonally during winter months, in the Company’s first fiscal quarter, although we do not have high confidence that this will persist. Net losses shifted to net income in Q3 2021 (with an exception of net loss in Q4 2022), the quarter in which we acquired a 60% interest in Golden Harvests. Net income and loss include the impact of significant non-cash expenses, such as losses on the fair valuation of derivative liabilities, marketable securities, share-based payments, and interest accretion. Expenses contributing to net loss do not have significant seasonal trends, except for costs of sales, which follow trends in revenues.

Fiscal Year Quarter ended	2023 Apr 30	2023 Jan 31	2022 Oct 31	2022 Jul 31
Revenue ($)	6,004,637	4,530,540	5,072,635	4,251,808
Net income (loss) ($)	411,979	592,537	(451,630)	571,406
Net income/share, basic & diluted	0.00	0.01	(0.00)	0.00

Fiscal Year Quarter ended	2022 Apr 30	2022 Jan 31	2021 Oct 31	2021 Jul 31
Revenue ($)	4,700,127	3,732,713	3,760,075	3,028,991
Net income (loss) ($)	144,734	155,441	1,102,542	240,294
Net income (loss)/share, basic & diluted	0.01	0.00	0.00	0.00

LIQUIDITY

Our ability to generate cash in the short term is based upon sales from production and financing proceeds, and in the long term is based upon sales from production, including production from investments in production increases, or from growth by business acquisitions, or a combination thereof. Investments to increase production or acquire business may require further financing. The Company generates operating cash flows from sales of cannabis products which generate margin that contribute to coverage of other operating costs. We have generated net income for the seven of the eight most recent quarters preceding and ending April 30, 2023, and expect to continue generating net income consistently. We have raised financing historically through debt and equity, which has been and will be invested in the business in order to improve production yields and increase total productive capacity, as well as cover operating costs, and to strategically expand the business. We raised gross proceeds of $2,000,000 during the six months ended April 30, 2023, (2022 - $1,400,000).

We are typically able to sell finished goods shortly after inventory reaches its final state, and sales are primarily made on cash-on-delivery terms, or with short net terms. Our ability to fund operations, to plan capital expenditures, and to plan acquisitions, depends on future operating performance and cash flows and the availability of capital by way of debt or equity investment in the Company, which are subject to prevailing economic conditions and financial, business, and other factors, some of which are beyond the Company’s control.

Pg 15 of 37

CASH FLOWS

The following table summarizes certain cash flow items for the six months ended April 30, 2023, and 2022.

Six months ended April 30,	2023 ($)	2022 ($)
Net income	1,004,516	300,175
Net cash provided by operating activities	2,326,789	800,186
Net cash used in investing activities	(465,333)	(482,690)
Net cash provided by financing activities	344,975	385,519
Net increase in cash and cash equivalents	2,206,431	703,015
Effect of currency translation	(958)	3,407
Cash and cash equivalents, beginning	1,582,384	1,114,033
Cash and cash equivalents, ending	3,788,815	1,817,048

Operating Activities

During the six months ended April 30, 2023, cash provided by operating activities was $2,326,789 (2022 - $800,186). This number was derived by adding back non-cash items to net income, including the following significant adjustments:

●	$183,459 (2022 - $291,693) in amortization of property & equipment;

●	$760,594 (2022 - $337,627) from depreciation expensed in costs of finished inventory sold;

●	Deduction of $1,050,746 (2022 – $1,959,649) from the unrealized change in fair value of biological assets;

●	$1,243,778 (2022 - $1,991,591) for changes in fair value in inventory sold;

●	$151,185 (2022 - $96,403) in share-based compensation and stock option vesting expense, including expense for option grants under our stock option plan implemented during 2020, as well as shares issued directly as compensation for employees, directors, and service providers;

●	$363,881 (2022 - $289,479) in accretion of interest expense on debt and convertible debentures outstanding;

●	$Nil (2022 – $86,886) from the unrealized loss on our investment in Plant Based Investment Corp. (“PBIC”) shares, measured at PBIC’s publicly quoted share price;

●	$206,352 (2022 - $Nil) from the loss on fair value of derivative liability.

Changes in non-cash working capital are summarized in the following table.

Six months ended April 30,	2023 ($)	2022 ($)
Accounts receivable	(134,114)	(264,038)
Inventory & biological assets	(381,391)	(326,932)
Prepaid expenses and other assets	8,910	28,440
Accounts payable and accrued liabilities	(252,230)	(203,353)
Interest payable	-	1,250
Income tax payable	55,024	39,734
Unearned revenue	385	(18,777)
Total	(703,416)	(743,676)

Changes in accounts receivable are due to the timing and collection of sales. Changes in inventory & biological assets reflect increases due to increased productive capacity, as well as the timing of harvests, the timing of the completion growth cycles, and the timing of sales of finished inventory. Changes in liabilities, including accounts payable and accrued liabilities reflect the use of credit terms and cash flow management based upon ongoing liquidity management.

Pg 16 of 37

Investing Activities

During the six months ended April 30, 2023, we added $1,411,994 (2022 - $3,392,380) to property and equipment, including non-cash right-of-use asset additions. We expended cash flows of $465,333 (2022 - $480,690) for property and equipment additions.

Financing Activities

Net cash flows from financing activities during the six months ended April 30, 2023, were $344,975 (2022 –$385,519). Significant financing activities included the following:

●	Proceeds of $2,000,000 from issuance of convertible debentures;

●	Repayments of $60,000 of convertible debentures;

●	Repayments of $980,312 of lease principal; and

●	Repayments of $614,713 of long-term debt.

Financing activities during the comparable six months ended April 30, 2022, included the following:

●	Debt proceeds of $100,000 borrowed for general corporate uses;

●	$1,300,000 raised through a private placement of common shares;

●	Repayments of $622,042 of lease principal; and

●	Repayments of $392,439 of long-term debt.

TRENDS AND EXPECTED FLUCTUATIONS IN LIQUIDITY

	April 30, 2023 ($)	October 31, 2022 ($)	Variance ($)	Variance (%)
Current assets	10,655,212	7,910,013	2,745,199	35%
Current liabilities	(6,535,720)	(5,315,904)	(1,219,816)	23%
Working capital	4,119,492	2,594,109	1,525,383	59%

Working capital varied from October 31, 2022, to April 30, 2023, due primarily to an increase in cash generated from operations and reductions, which was $2,326,789 in the six months ended April 30, 2023 versus $800,186 in the six months ended April 30, 2022.

We expect significant ongoing fluctuations in working capital over time, as we are in the early stages of growth. We have historically raised debt with principal due on maturity, and accordingly, we expect significant one-time payments as debt matures, as opposed to smooth cash outflows over time. We have historically been able to meet commitments, modify debt maturities, and raise new financing as required to respond to changes in our liquidity position, although there is no guarantee we will be able to do so in the future. We are exposed to market pricing for cannabis products, which materially impacts our liquidity and is out of our control. The market for cannabis products, including flower, which is our primary product, is relatively immature, having recently become legal to buy and sell in certain markets. We have observed some indications of seasonality, and in addition, we have observed that market conditions can change rapidly without apparent explanations or analyzable causes. We cannot control whether we will be able to raise financing when required or sell cannabis products at profitable prices in the future; however, part of our strategy is to produce flower at sustainable gross margins over a growing productive base, which, holding other factors constant, is expected to result in improved net loss or net income, as well as net cash flows.

Pg 17 of 37

Commitments and Obligations

Set out below are undiscounted minimum future lease payments after April 30, 2023.

Total future minimum lease payments ($)
Less than one year	1,218,769
Between one and five years	1,304,753
Total	2,523,522

The Company has four lease contracts with extension options remaining after April 30, 2023, which were negotiated by management to provide flexibility in managing business needs. Set out below are the undiscounted potential rental payments related to periods following the date of exercise options that are not included in the lease term:

	Within five years	More than five years
Extension options available to be exercised	$2,033,337	$5,036,781

The contractual maturities of the Company’s accounts payable and accrued liabilities, debt, leases, and unearned revenue occur over the next five years are as follows:

		Over 1 Year	Over 3 Years
	Year 1	- 3 Years	- 5 Years
	$	$	$
Accounts payable and accrued liabilities	1,609,365	-	-
Lease liabilities	1,044,643	1,059,573	123,540
Convertible debentures	209,133	1,089,595	-
Debt	1,925,554	289,854	-
Business acquisition consideration payable	360,000	-	-
Unearned revenue	28,409	-	-
Derivative liability	992,560	-	-
Income tax	366,056	-	-
Total	6,535,720	2,439,022	123,540

CAPITAL RESOURCES

DEBT FINANCING

On December 5, 2022, the Company announced the closing of a non-brokered private placement of convertible debentures (the "Convertible Debentures") with an aggregate principal amount of $2,000,000. The Convertible Debentures bear an interest of 9% per year, paid quarterly, and mature 36 months from the date of issue. The Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 per common share. Additionally, on closing, the Company issued to the purchasers of the Convertible Debentures (the "Purchasers") an aggregate of 6,716,499 warrants (the "Warrants"), that represent 50% coverage of each purchaser’s Convertible Debenture investment. The Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of $0.25 CAD per common share. The Company has the right to accelerate the warrants if the closing share price of the Common Shares on the Canadian Securities Exchange is CAD $0.40 or higher for a period of 10 consecutive trading days. The Convertible Debentures and Warrants issued pursuant to the private placement (and the underlying Common Shares) were subject to a statutory hold period of four months and one day from the closing date.

Pg 18 of 37

TRENDS AND EXPECTED FLUCTUATIONS IN CAPITAL RESOURCES

We realized net cash flows from financing of approximately $0.3 million during the six months ended April 30, 2023, (2022 – $0.4 million), resulting from proceeds from debt financing of $2.0 million (2022 - $0.1 million from debt and $1.3 million from equity), less debt, debenture, & lease principal repayments of $1.7 million (2022 - $1.0 million).

Financing activities have been critical to our ability to continue operating, and significant portions of our financing have historically been raised from key management personnel. These individuals have not provided assurance that they will provide additional financing if we require financing but are unable to raise such financing from third parties; this highlights the importance of management’s strategy of scaling operations. Our business strategy contemplates growing cash flows from operations, which may contribute to reinvestment and growth; however, further financing may be required or utilized based upon our future capital position and future business opportunities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

TRANSACTIONS WITH KEY MANAGEMENT AND DIRECTORS

During the six months ended April 30, 2023, the Company completed the following related party transactions:

Through its wholly owned subsidiary, GRU Properties, the Company leased a property located in Trail, Oregon (“Trail”) owned by the Company’s President and CEO (“CEO”). The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $36,000 were incurred for six months ended April 30, 2023 (2022 – 36,000). The lease liability balance for Trail at April 30, 2023, was $166,871 (October 31, 2022 - $193,312).

During the year ended October 31, 2021, the Company leased a property which is beneficially owned by the CEO and is located in Medford, Oregon (“Lars”) with a term through June 30, 2026. Lease charges for Lars of $95,554 (2022 - $91,800) were incurred for the six months ended April 30, 2023. The lease liability for Lars at April 30, 2023, was $541,127(October 31, 2022 - $607,900).

During the year ended October 31, 2021, the CEO leased equipment to the Company, which had a balance due of $Nil at April 30, 2023 (October 31, 2022 - $9,433). Lease payments of $9,433 were made against the equipment leases during the six months ended April 30, 2023 (2022 - $15,260).

Leases liabilities payable to the CEO were $707,998 in aggregate at April 30, 2023 (October 31, 2022 - $810,645).

The CEO earned a royalty of 2.5% of sales of flower produced at Trail through December 31, 2021, at which time the royalty terminated. The CEO earned royalties of $Nil during the six months ended April 30, 2023 (2022 - $305).

During the year ended October 31, 2022, the Company settled $62,900 in long-term liabilities due to the CEO as part of the CEO’s total $300,000 subscription to a non-brokered private placement of common shares on December 9, 2021. During the year ended October 31, 2021, the Company settled $162,899 in long-term accrued liabilities due to the CEO by way of a payment of $62,899 and $100,000 attributed to the CEO’s subscription to a non-brokered private placement on February 5, 2021.

During six months ended April 30, 2023, the Company incurred expenses of $48,077 (2022 - $30,000) for services provided by the spouse of the CEO, who is employed as our Community Relations manager. At April 30, 2023, accounts and accrued liabilities payable to this individual were $1,923 (October 31, 2022 - $1,154). The spouse of the CEO was granted 500,000 options during the six months ended April 30, 2023.

Pg 19 of 37

During the six months ended April 30, 2023, the Company, through GR Unlimited, acquired 87% of the membership units of Canopy from the CEO. All payments necessary for GR Unlimited to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests.

Key management personnel consists of the President and CEO; the Senior Vice President (“SVP”); the former Chief Operating Officer (“COO”)*; and the Chief Financial Officer (“CFO”) of the Company. The compensation to key management is presented in the following table:

Six months ended April 30,	2023	2022
	$	$
Salaries and consulting fees	340,577	340,067
Share-based compensation	-	13,043
Stock option expense	57,844	6,145
Total	398,421	359,255

Stock options granted to key management personnel and close family members of key management personnel include the following. During the six months ended April 30, 2023, 1,500,000 options were granted to the CEO; 750,000 options were granted to the CFO; and 750,000 options were granted to the SVP. During the year ended October 31, 2022, no options were granted to key management personnel. During the year ended October 31, 2021: 500,000 options were granted to the COO, which expired following the COO’s resignation.

Compensation to directors during the six months ended April 30, 2023, was $9,000, (2022 – fees of $9,000 and common share issuances of 273,750 common shares with a fair value of $20,562).

Accounts payable, accrued liabilities, and lease liabilities due to key management at April 30, 2023, totaled $854,209 (October 31, 2022 $947,233).

Pg 20 of 37

DEBT BALANCES AND MOVEMENTS WITH KEY MANAGEMENT AND DIRECTORS

The following table sets out the movements and balances of debt with related parties during year ended April 30, 2023, and the year ended October 31, 2022. Borrowings from related parties were executed at times because we could identify very limited other sources of financing. The borrowing from the COO was transacted to accelerate expansion of an indoor growing facility at a competitive rate of interest. The borrowings from other than the COO in the table below were transacted to accelerate construction and production in Michigan. The names of the related parties, by designation, are as follows: CEO – Obie Strickler; SVP – Adam August; Directors – Abhilash Patel; and former COO – Thomas Fortner.

	CEO	SVP	Director	COO	Total
	$	$	$	$	$
Balance - October 31, 2021	65,539	131,078	196,617	163,750	556,984
Borrowed	-	-	-	-	-
Interest	24,621	49,242	73,863	1,250	148,976
Payments	(43,361)	(86,717)	(130,076)	(165,000)	(425,154)
Balance - October 31, 2022	46,799	93,603	140,404	-	280,806
Borrowed	-	-	-	-	-
Interest	9,628	19,256	28,886	-	57,770
Payments	(27,789)	(55,577)	(83,366)	-	(166,732)
Balance – April 30, 2023	28,638	57,282	85,924	-	171,844

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, SVP, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest. These parties, except the CEO, obtained the same interests in Canopy; the CEO obtained 92.5% of Canopy Management, of which 87% was acquired by the Company during the six months ended April 30, 2023; all payments necessary for the Company to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests.

Pg 21 of 37

OTHER SELECTED FINANCIAL INFORMATION

EBITDA AND ADJUSTED EBITDA (NON-IFRS MEASURES)

The Company’s “Adjusted EBITDA,” or “aEBITDA,” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. Adjusted EBITDA is intended to provide a proxy for our operating cash flow before changes in non-cash working capital (“CNCWC”), which was $2,326,789 for the three six ended April 30, 2023 (2022 - $800,186). The Company defines “EBITDA” as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities, the effects of fair-value accounting for biological assets and inventory, as well as other non-cash items and items not representative of operational performance as reported in net income (loss). Adjusted EBITDA is defined as EBITDA adjusted for the impact of various significant or unusual transactions. The Company believes that this is a useful metric to evaluate its operating performance, as it allows analysts to compare us to our competitors and derive expectations of our future performance. Adjusted EBITDA increases comparability between comparative companies by adjusting for variability resulting from differences in capital structures, resource allocations and investments, the impact of fair value adjustments on biological assets and inventory and financial statements, which may be volatile and fluctuate significantly from period to period.

	Three months ended		Six months ended
	April 30,		April 30,
Adjusted EBITDA Reconciliation	2023 ($)	2022 ($)	2023 ($)	2022 ($)
Net income, as reported	411,979	144,734	1,004,516	300,175
Add back realized fair value amounts included in inventory sold	637,063	981,113	1,243,778	1,991,591
Deduct unrealized fair value gain on growth of biological assets	(419,874)	(670,135)	(1,050,746)	(1,959,649)
Add back amortization of property and equipment included in cost of sales	484,032	190,164	760,594	337,627
	1,113,200	645,876	1,958,142	669,744
Add back interest and interest accretion expense, as reported	293,836	248,693	557,448	515,040
Add back amortization of property and equipment, as reported	67,820	239,683	183,459	291,693
Add back share-based compensation	95,563	34,107	151,185	96,403
Add back unrealized loss on marketable securities, as reported	-	19,082	-	186,886
Add back unrealized loss on derivative liability, as reported	270,712	-	206,352	-
Add back income tax expense, as reported	219,959	69,612	294,713	106,630
EBITDA	2,061,090	1,257,053	3,351,299	1,866,396
Performance incentive bonus payment [1]	-	-		179,685
Severance and inactive employee compensation [2]	-	-		61,077
Business development incentive bonus [3]	-	-		153,825
Compliance costs [4]	18,784	-	36,781	-
Costs associated with acquisition of Golden Harvests [5]	30,000	-	60,000	-
Adjusted EBITDA	2,109,874	1,257,053	3,448,080	2,260,983

[1]	Payment to the minority owner and General Manager of Golden Harvests in recognition of outstanding business performance which was in excess of expected ongoing employment performance bonuses.
[2]	Payments to the COO as part of his transition and no longer being a paid member of the Company’s executive team, effectively a severance package.
[3]	Payments to the owners of Golden Harvests and Company’s CEO which were emplaced to incentivize business growth during the startup phase of Golden Harvests. These costs are non-recurring in nature and not reflective of operational efficiency during the quarter. Of the $153,825 payment, $100,000 was beneficially made to the CEO, a related party.
[4]	Costs for professional services pertaining to prior periods as a result of efforts to bring current our disclosures with the Securities & Exchange Commission. Our required disclosures were brought current, and over-the-counter trading resumed in the United States.
[5]	Costs associated with our acquisition of the Michigan assets.

Pg 22 of 37

Below we reconcile aEBITDA to cash flows from operations before changes in non-cash working capital, in order to present the efficiency with which aEBITDA is converted into cash flows.

	Three months ended		Six months ended
	April 30,		April 30,
Reconciliation of aEBITDA to cash from operations before CNCWC	2023 ($)	2022 ($)	2023 ($)	2022 ($)
aEBITDA	2,109,874	1,257,053	3,448,080	2,260,983
Less: Interest expense	(94,063)	(110,901)	(193,567)	(225,561)
Less: Income tax expense	(219,959)	(69,612)	(294,713)	(106,630)
Add back: non-cash loss on asset disposal	-	-	168,144	6,250
Impact of foreign exchange	(1,891)	1,602	(958)	3,407
Less: adjustments to EBITDA to arrive at aEBITDA:
Performance incentive bonus payment	-	-	-	(179,685)
Severance and inactive employee compensation	-	-	-	(61,077)
Business development incentive bonus	-	-	-	(153,825)
Compliance costs	(18,784)	-	(36,781)	-
Costs associated with acquisition of Golden Harvests	(30,000)	-	(60,000)	-
Cash flows from operations before CNCWC, as reported	1,745,177	1,078,142	3,030,205	1,543,862
Cash flows from operations before CNCWC as % of aEBITDA	83%	86%	88%	68%

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had 170,832,611 common shares outstanding.

As of the date of this MD&A, the Company has the following warrants outstanding, exercisable into common shares:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.44	2,148,117	0.03	June 28, 2023
0.25	6,716,499	2.46	December 2, 2025
$0.30	8,864,616	1.87

Pg 23 of 37

As of the date of this MD&A, the Company has the following stock options outstanding and exercisable into common shares:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,970,000	1,827,500	1.0	July 2024
0.15	200,000	200,000	1.4	November 2024
0.30	1,000,000	850,000	1.8	April 2025
0.16	1,150,000	1,075,000	1.9	May 2025
0.15	85,000	75,000	2.4	November 2025
0.15	400,000	250,000	2.8	April 2026
0.15	6,400,000	400,000	3.5	January 2027
0.18	11,205,000	4,677,500	2.7

As of the date of this MD&A, the Company has convertible debentures outstanding with an aggregate principal balance of $2,000,000 and accrued interest of approximately $30,000. The debentures mature December 2, 2025. Interest accrues at 9% per annum and is payable on the last business days of March, June, September, and December. Shares issuable upon conversion as of the date of this MD&A are presented in the table below.

Debenture principal	Accrued interest	USD/CAD exchange rate *	Exercise price (CAD$)	Shares issuable if converted
2,000,000	30,000	1.3285	0.20	13,484,275

*	Most recent exchange rate as published by the Bank of Canada.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The most significant judgments include those related to the ability of the Company to continue as a going concern, the determination of when property and equipment are available for use, and impairment of its financial and non-financial assets. The most significant estimates and assumptions include those related to the valuation of biological assets, the collectability of accounts receivable, the useful lives of property and equipment, inputs used in accounting the determination of the discount rate used to estimate the fair value of the liability component of convertible debt instruments, the discount rates used to calculate present values of lease liabilities, the inputs used in the estimate of the fair value of equity based compensation, and the inputs used in the estimate of the fair value of equity instruments.

NEWLY ADOPTED ACCOUNTING PRONOUNCEMENTS

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company adopted the Amendments to IAS 41 effective November 1, 2022, which did not have material impact to the Company’s financial statements.

Pg 24 of 37

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company adopted the Amendments to IFRS 9 effective November 1, 2022, which did not have material impact to the Company’s financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company adopted the Amendments to IAS 41 effective November 1, 2022, which did not have material impact to the Company’s financial statements.

FINANCIAL INSTRUMENTS AND OTHER RISK FACTORS

MARKET RISK

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

Interest Rate Risk

At April 30, 2023 and October 31, 2022, the Company’s exposure to interest rate risk relates to long term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments

Currency Risk

As at April 30, 2023, the Company had accounts payable and accrued liabilities of CAD$350,668. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

CREDIT RISK

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

Pg 25 of 37

The carrying amount of cash and trade accounts receivable represents the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	April 30, 2023	October 31, 2022
	$	$
Cash	3,788,815	1,582,384
Accounts Receivable	1,778,073	1,643,959
Total	5,566,888	3,226,343

The allowance for doubtful accounts at April 30, 2023 was $277,182 (October 31, 2022 - $264,719).

LIQUIDITY RISK

Liquidity risk represents the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At April 30, 2023, the Company’s working capital accounts were as follows:

	April 30, 2023	October 31, 2022
	$	$
Cash	3,788,815	1,582,384
Current assets excluding cash	6,866,397	6,327,629
Total current assets	10,655,212	7,910,013
Current liabilities	(6,535,720)	(5,315,904)
Working capital	4,119,492	2,594,109

The Company faces risks inherent in an agricultural business.

Cannabis is an agricultural product. There are risks inherent in the agricultural business, such as insects, plant diseases, forest fire and similar agricultural risks. Although some of the Company’s cannabis flower is grown indoors under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Company’s products.

FAIR VALUES

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at April 30, 2023 are summarized in the following table:

Pg 26 of 37

	Level in fair value hierarchy	Amortized Cost	FVTPL
		$	$
Financial Assets
Cash	Level 1	3,788,815	-
Accounts receivable	Level 2	1,778,073	-

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	1,609,365	-
Debt	Level 2	2,215,408	-
Convertible debentures	Level 2	1,298,728
Business acquisition consideration payable	Level 2	360,000	-
Derivative liability	Level 2	-	992,560

During the year ended April 30, 2023, there were no transfers of amounts between levels.

See additional risk factors relating to the Company as described in section 17 of the Company’s Listing Statement dated November 15, 2018 which can be found under the Company’s profile on www.sedar.com.

SUBSEQUENT EVENTS

See Description of Business – Services for information about the Consulting Agreement with Goodness Growth which was announced May 25, 2023.

REGULATORY DISCLOSURE

Grown Rogue derives a substantial portion of its revenues from the cannabis industry in the United States, which industry is illegal under United States federal law. Grown Rogue is indirectly involved (through subsidiaries) in the cannabis industry in the United States where local state laws permit such activities. Currently, its subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon and in the recreational and medical marketplaces in the State of Michigan.

The United States federal government regulates drugs through the Controlled Substances Act (the “CSA”), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication.

In the United States cannabis is largely regulated at the state level. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, and the increasing number of states with legal recreational frameworks, cannabis continues to be categorized as a Schedule I controlled substance under the CSA and as such, violates federal law in the United States. Senators Elizabeth Warren and Cory Gardner have introduced a bipartisan Senate bill titled “Strengthening the Tenth Amendment Through Entrusting States (STATES) Act” that would lift the Controlled Substance Act’s restrictions on cannabis in states that have written their own laws. However, there can be no assurances as to when this bill will pass, or if it will pass at all. The Supremacy Clause of the United States Constitution and United States federal laws made pursuant to it are paramount and in case of conflict between federal and state law in the United States, the federal law shall apply.

Pg 27 of 37

As a result of the conflicting views between state legislatures and the United States federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several US states had enacted laws relating to cannabis for medical and recreational purposes. The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that enacted laws legalizing cannabis in some form and that also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

In March 2017, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he disagreed that it had been implemented effectively and, on January 4, 2018, Attorney General Jeff Sessions issued a memorandum (the “Sessions Memorandum”) that rescinded the Cole Memorandum. As a result of the Sessions Memorandum, federal prosecutors are no longer bound by the priorities in the Cole Memorandum relating to the prosecution of cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the Controlled Substances Act with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, Grown Rogue’s business, results of operations, financial condition and prospects would be materially adversely affected. Until Congress amends the federal law with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities.

In light of the uncertainty surrounding the treatment of United States cannabis-related activities, including the rescission of the Cole Memorandum, the Canadian Securities Administrators published a staff notice (Staff Notice 51-352 (Revised)) on February 8, 2018 setting out certain disclosure expectations for issuers with United States cannabis-related activities. Staff Notice 51-352 (Revised) includes additional disclosure expectations that apply to all issuers with United States cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the United States cannabis industry.

In accordance with the Canadian Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”), below is a table of concordance that is intended to assist readers in identifying the disclosure expectations outlined in Staff Notice 51-352.

In accordance with Staff Notice 51-352, this section provides a discussion of the federal and state-level U.S. regulatory regimes in the jurisdictions where Grown Rogue is currently directly involved through its subsidiaries or is planning to be directly involved in the future. Certain Grown Rogue subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon and in the medical and recreational marketplaces in the State of Michigan. In accordance with Staff Notice 51-352, Grown Rogue will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on Grown Rogue’s licenses, business activities or operations will be promptly disclosed by Grown Rogue.

Pg 28 of 37

All Issuers with US Marijuana-Related Activities	Response
Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicates for at least one of the direct, indirect and ancillary industry involvement types.	See above under “Description of Business”. See below under “U.S. Regulatory Matters”
Prominently state that marijuana is illegal under US federal law and that enforcement of relevant laws is a significant risk	See above
Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the US Federal CSA

Outline related risks including, among others, the risk that third party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the US Federal CSA

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Current and Future Consumer Protection Regulatory Requirements

Section 17 – Risk Factors – Operational Risks

Section 17 – Risk Factors – Grown Rogue will not be able to deduct many normal business expenses

Section 17 – Risk Factors – External Factors

Section 17 – Risk Factors – Failure to Protect Intellectual Property

Pg 29 of 37

All Issuers with US Marijuana-Related Activities	Response

Section 17 – Risk Factors – Agricultural Operations

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Local Laws and Ordinances

Section 17 – Risk Factors – Third party service providers to Grown Rogue may withdraw or suspend their service

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Section 17 – Risk Factors – Grown Rogue’s contracts may be unenforceable and property may be subject to seizure

Section 17 – Risk Factors – The protections of US bankruptcy law may be unavailable

Section 17 – Risk Factors – Grown Rogue may have a difficult time obtaining insurance which may expose Grown Rogue to additional risk and financial liabilities

Section 17 – Risk Factors – Grown Rogue’s websites are accessible in jurisdictions where medicinal or recreational use of marijuana is not permitted and, as a result Grown Rogue may be found to be violating the laws of those jurisdictions

Section 17 – Risk Factors – The marijuana industry faces significant opposition in the United States

Given the illegality of marijuana under US federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are/are not available in order to support continuing operations.

See above under “Description of Business”.

See the following risk factor included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana-related activities.	100% of Grown Rogue’s balance sheet and operating statements are exposed to U.S. marijuana-related activities.

Pg 30 of 37

All Issuers with US Marijuana-Related Activities	Response
Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	Grown Rogue has received legal advice from multiple attorneys regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.
CSA Requirement – US Marijuana Issuers with direct involvement in cultivation or distribution	Response
Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	See below under “U.S. Regulatory Matters”
Discuss the issuer's program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer's licence, business activities or operations.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

US Marijuana Issuers with indirect involvement in cultivation or distribution	Response
Outline the regulations for U.S. states in which the issuer's investee(s) operate.	N/A
Provide reasonable assurance, through either positive or negative statements, that the investee's business is in compliance with applicable licensing	N/A

Pg 31 of 37

All Issuers with US Marijuana-Related Activities	Response
requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non-compliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee's licence, business activities or operations.
US Marijuana Issuers with material ancillary involvement	Response
Provide reasonable assurance, through either positive or negative statements, that the applicable customer's or investee's business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	N/A

U.S. REGULATORY MATTERS

Grown Rogue (through its subsidiaries) has direct involvement in the cultivation and distribution of marijuana in the United States. Grown Rogue and its subsidiaries are primarily involved in the U.S. marijuana industry as a seed to retail company with operations currently in Oregon (a state that has legalized recreational marijuana). Currently Grown Rogue through its subsidiaries produces recreational marijuana and distributes it to dispensaries throughout Oregon.

Producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a federal crime in the United States. The United States federal government regulates drugs through the Controlled Substances Act (the “Federal CSA”), which places controlled substances, including cannabis, on one of five schedules. Cannabis is currently classified as a Schedule I controlled substance, which is viewed as having a high potential for abuse and having no currently accepted medical use in treatment in the United States. No prescriptions may be written for Schedule I substances, and such substances are subject to production quotas imposed by the United States Drug Enforcement Administration (the “DEA”). Schedule I drugs are the most tightly restricted category of drugs under the Federal CSA.

State and territorial laws that allow the use of medical cannabis or legalize cannabis for adult recreational use are in conflict with the Federal CSA, which makes cannabis use and possession illegal at the federal level. Because cannabis is a Schedule I controlled substance, however, the development of a legal cannabis industry under the laws of these states is in conflict with the Federal CSA, which makes cannabis use and possession illegal on a federal level. Additionally, the Supremacy Clause of the United States Constitution establishes that the Constitution, federal laws made pursuant to the Constitution, and treaties made under the Constitution’s authority constitute the supreme law of the land. The Supremacy Clause provides that state courts are bound by the supreme law; in case of conflict between federal and state law, including Oregon and other state law legalizing certain cannabis uses, the federal law must be applied.

Until Congress amends the Federal CSA with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not

Pg 32 of 37

limited to, a claim against investors for aiding and abetting another’s criminal activities. The US federal aiding and abetting statute provides that anyone who commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal. Additionally, even if the U.S. federal government does not prove a violation of the Federal CSA, the U.S. federal government may seize, through civil asset forfeiture proceedings, certain assets such as equipment, real estate, moneys and proceeds, or your assets as an investor in the Company, if the U.S. federal government can prove a substantial connection between these assets or your investment and marijuana distribution or cultivation.

Because many states in the United States have approved certain medical or recreational uses of cannabis, the U.S. Department of Justice, through the Cole Memorandum, had previously described a set of priorities for federal prosecutors operating in states that had legalized the medical or other adult use of cannabis. The Cole Memorandum represented a significant shift in U.S. federal government priorities away from strict enforcement of federal cannabis prohibition.

However, the Cole Memorandum was merely a directive regarding enforcement and did not overturn or invalidate the Federal CSA or any other federal law or regulation.

The Cole Memorandum was rescinded in January 2018 by Jeff Sessions, the former U.S. Attorney General, who deemed it “unnecessary”. This is based on Mr. Sessions’s belief, which was also expressed in the Cole Memorandum that each state’s federal prosecutor should “follow the well-established principles that govern all federal prosecutions. These principles require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.” The rescission of the Cole Memorandum, and comments made publicly by Mr. Sessions and other members of the Trump Administration, signal a significant shift by the U.S. federal government back to more strict enforcement of federal law.

On January 4, 2018, Billy J. Williams, the former United States Attorney for the District of Oregon and former Multnomah County (Oregon) Deputy District Attorney who handled major violent crimes and later served as a Chief of the Violent Crimes Unit and as the Indian Country AUSA/Tribal Liaison for the Department of Justice prior to being appointed as the federal prosecutor for Oregon, Mr. Williams provided the below statement on marijuana enforcement in the District of Oregon: “As noted by Attorney General Sessions, today’s memo on marijuana enforcement directs all U.S. Attorneys to use the reasoned exercise of discretion when pursuing prosecutions related to marijuana crimes. We will continue working with our federal, state, local and tribal law enforcement partners to pursue shared public safety objectives, with an emphasis on stemming the overproduction of marijuana and the diversion of marijuana out of state, dismantling criminal organizations and thwarting violent crime in our communities.”

In an editorial published on January 12, 2018, Mr. Williams wrote: “In sum, I have significant concerns about the state’s current regulatory framework and the resources allocated to policing marijuana in Oregon.”

At a meeting on February 2, 2018, Mr. Williams told Oregon’s top politicians and law enforcement officials that there’s more cannabis being produced in the state than can legally be consumed. “And make no mistake about it, we’re going to do something,” Williams told dozens of politicians, tribal leaders, sheriffs as well as representatives of the FBI and the U.S. Drug Enforcement Administration. “Here’s what I know, in terms of the landscape here in Oregon: We have an identifiable and formidable marijuana over-production and diversion problem,” Williams said. “That’s the fact. My responsibly is to work with our state partners to do something about it.”

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is illegal under U.S. federal law, investing in cannabis business could be found to violate the Federal CSA. As a result, individuals involved with cannabis business, including but not limited to investors and lenders, may be indicted under U.S. federal law. An investment in the Company may: (a) expose an investor personally to criminal liability under U.S. federal law, resulting in monetary fines and jail time; and (b) expose any real and personal property used in connection with Grown Rogue’s business to seizure and forfeiture to the U.S. federal government.

Active enforcement of the current federal law on cannabis may thus directly and adversely affect revenues and profits of Grown Rogue. The risk of strict enforcement of the Federal CSA remains uncertain.

Pg 33 of 37

U.S. FEDERAL LAWS APPLICABLE TO BANKING

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, most U.S. banks and other financial institutions are unwilling to provide banking services to marijuana businesses due to concerns about criminal liability under the Federal CSA as well as concerns related to federal money laundering rules under the U.S. Bank Secrecy Act. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses.

Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. In both Canada and the United States transactions by cannabis businesses involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Though guidelines issued in past years allow financial institutions to provide bank accounts to certain cannabis businesses, few U.S. banks have taken advantage of those guidelines and many U. S. cannabis businesses still operate on an all-cash basis.

OREGON STATE REGULATION

The Oregon Medical Marijuana Program (“ OMMP ”) is a state registry program within the Public Health Division, Oregon Health Authority (“OHA”). The role of the OHA is to administer the Oregon Medical Marijuana Act. The OMMP allows individuals with a medical history of one or more qualifying illnesses and a doctor’s written statement to apply for registration with the OMMP. Qualified applicants are issued a medical marijuana card that entitles them to legally possess and cultivate cannabis, subject to certain limitations.

On November 4, 2014, Oregon voters passed Measure 91, known as the Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act (the “Act”), effectively ending the state’s prohibition of recreational marijuana and legalizing the possession, use, and cultivation of marijuana within legal limits by adults 21 years and older. The Act did not amend or effect the Oregon Medical Marijuana Act and the OMMP. The Act empowered the Oregon Liquor Control Commission (“OLCC”) with regulating sales of recreational marijuana in Oregon. It is possible that the voters could potentially repeal the law that permits both the medical and recreational marijuana industry to operate under state law.

Under current Oregon law, possession and home cultivation by adults at least 21 years old is allowed within legal limits. Public sales of marijuana and marijuana products may be done only through licensed retailers. The OLCC has the authority to decide how many licenses to allow in a specific area or location and may refuse granting a license if there are reasonable grounds to believe there are sufficient licenses in the area or if the granting of a license is not demanded by public interest or convenience. The OLCC may disqualify applicants for a number of reasons, including for lacking a good moral character, for lacking sufficient financial resources or responsibility, for relevant past convictions, and for using marijuana, alcohol, or drugs “to excess.”

Grown Rogue has a comprehensive compliance program, which tracks all aspects of operations through the METRC program (an online software tool mandated through the State of Oregon that tracks seed to retail purchases), as well as compliance with all state and federal employment and other safety regulations.

Grown Rogue is periodically advised by various outside attorneys about the requirements for compliance with Oregon law.

Grown Rogue is in compliance with Oregon state law and its related licensing framework.

Pg 34 of 37

MICHIGAN STATE REGULATION

In November 2008, Michigan residents approved the Michigan Medical Marihuana Act20 (the “MMMA ”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act21 (the “MMFLA”) and the Marihuana Tracking Act (the “MTA” and together with the MMMA and the MMFLA, the “Michigan Cannabis Regulations”) to provide a comprehensive licensing and tracking scheme, respectively, for the medical marijuana program. Additionally, the Michigan Department of Licensing and Regulatory Affairs and its licensing board (“LARA”) has supplemented the Michigan Cannabis Regulations with “Emergency Rules” to further clarify the regulatory landscape surrounding the medical marijuana program. LARA is the main regulatory authority for the licensing of marijuana businesses.

Under the MMFLA, LARA administrates five types of “state operating licenses” for medical marijuana businesses: (a) a “grower” license, (b) a “processor” license, (c) a “secure transporter” license, (d) a “provisioning center” license and (e) a “safety compliance facility” license. There are no stated limits on the number of licenses that can be made available on a state level; however, LARA has discretion over the approval of applications and municipalities can pass additional restrictions.

On November 6, 2018, Michigan voters approved Proposal 1, to make marihuana legal under state and local law for adults 21 years of age or older and to control the commercial production and distribution of marihuana under a system that licenses, regulates, and taxes the businesses involved. The act will be known as the Michigan Regulation and Taxation of Marihuana Act24. According to Proposal 1, LARA is required to art accepting applications for retail (recreational) dispensaries within 12 months of the measure’s effective date.

Grown Rogue has a comprehensive compliance program, which tracks all aspects of operations through the METRC program (an online software tool mandated through the State of Michigan that tracks seed to retail purchases), as well as compliance with all state and federal employment and other safety regulations.

Grown Rogue is periodically advised by various outside attorneys about the requirements for compliance with Michigan law.

Grown Rogue is in compliance with Michigan state law and its related licensing framework.

MICHIGAN LICENSE

State operating licenses for marijuana businesses have a 1 year term and are annually renewable if certain conditions are met: (a) the renewal application is submitted prior to the date the license expires, or within sixty (60) days of expiration if all other conditions are met and a late fee is paid, (b) the licensee pays the regulatory assessment fee set by LARA and (c) the licensee continues to meet the requirements to be a licensee under the Michigan Cannabis Regulations. Each renewal application is reviewed by LARA, but there is no guarantee of a timely renewal. There is no ultimate expiry after which no renewals are permitted.

MICHIGAN REGULATIONS

Michigan Marijuana Products may be purchased in a retail setting from a provisioning center by a registered qualified patient or registered primary caregivers connected to a registered qualifying patient (“Michigan Qualified Purchaser”); in each case, Michigan Qualified Purchasers must present a valid registry identification card issued by LARA (a “Michigan Registry ID”). For a Michigan Qualified Purchaser to receive Michigan Marijuana Products, provision centers must deploy an inventory control and tracking system that is capable of interfacing with the statewide monitoring system to determine (a) whether a Michigan Qualified Purchaser holds a Michigan Registry ID and (b) whether the sale or transfer will exceed the then-current daily and monthly purchasing limit for the holder of the Michigan Registry ID.

Pg 35 of 37

In order to receive a Michigan Registry ID, an applicant must provide: a completed application dated within one year of submission, a written certification from a physician with a bona-fide physician-patient relationship to the underlying patient, the application or renewal fee, contact information for the patient, caregiver (if applicable) and physician, as well as proof of Michigan residency.

For registered qualifying patients, the daily purchasing limit is 2.5 ounces, and for registered primary caregivers, the daily purchasing limit is 2.5 ounces per underlying registered qualifying patient that the registered primary caregiver is connected with through the registration process. Finally, the licensee shall verify in the statewide monitoring system that the sale or transfer does not exceed the monthly purchasing limit of ten (10) ounces of marihuana product per month to a qualifying patient, either directly or through the qualifying patient’s registered primary caregiver.

Allowable forms of medical marihuana includes smokable dried flower, dried flower for vaporizing and marihuana infused products, which are defined under the Act to include topical formulations, tinctures, beverages, edible substances or similar products containing usable marijuana that is intended for human consumption in a matter other than smoke inhalation. Under the Michigan Cannabis Regulations, marijuana-infused products shall not be considered food.

Qualifying conditions for the medical marijuana program in Michigan are the following:

●	Cancer, glaucoma, positive status for human immunodeficiency virus, acquired immune deficiency syndrome, hepatitis C, amyotrophic lateral sclerosis, Crohn’s disease, agitation of Alzheimer’s disease, nail patella or the treatment of these conditions;

●	A chronic or debilitating disease or medical condition or its treatment that produces 1 or more of the following: cachexia or wasting syndrome; severe and chronic pain; severe nausea; seizures, including but not limited to those characteristic of epilepsy; or severe and persistent muscle spasms, including but not limited to those characteristic of multiple sclerosis;

●	Post-Traumatic Stress Disorder (PTSD); and/or

●	Any other medical condition or its treatment approved by the department under the Michigan Cannabis Regulations.

REPORTING REQUIREMENTS

Pursuant to the requirements of the MTA, Michigan selected Franwell’s METRC software as the state’s third-party solution for integrated marijuana industry verification. Using METRC, regulators are able to track third party inventory, permissible sales and seed-to-sale information. Additionally, provisioning centers can use the METRC API to connect their own inventory management and/or point-of-sale systems to verify the identity as well as permissible sales for Michigan Qualified Purchasers.

STORAGE AND SECURITY

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, a provisioning center is required to:

Maintain and submit a security operations plan that includes the following at a minimum:

●	Escorts for all non-employee personnel in limited access areas.

●	Secure locks for all interior rooms, windows and points of entry and exits with commercial grade, nonresidential door locks.

●	An alarm system. Licensees will make all information related to the alarm system including monitoring and alarm activity available to LARA.

●	A video surveillance system that, at a minimum, consists of digital or network video recorders, cameras, video monitors, digital archiving devices and a color printer capable of delivering still photos.

Pg 36 of 37

●	24-hour surveillance footage with fixed, mounted cameras, tamper/theft proof secured storage mediums and a notification system for interruption or failure of surveillance footage or storage of surveillance footage. All surveillance footage must be of sufficient resolution to identify individuals, have accurate time/date stamps and be stored for a minimum of 14 days unless state regulators notify that such recordings may be destroyed.

●	State access to view and obtain copies of any surveillance footage through LARA or related investigators, agents, auditors and/or state police. A facility shall also provide copies of recordings to LARA upon request.

●	Logs of the following: the identities of the employee or employees responsible for monitoring the video surveillance system, the identity of the employee who removed the recording from the video surveillance system storage device and the time and date removed and the identity of the employee who destroyed any recording.

Maintain marijuana storage plan for provisioning centers that includes the following at a minimum:

●	A secured limited access area for inventories of Michigan Marijuana Products.

●	Clearly labeled containers (a) marked, labeled or tagged, (b) enclosed on all sides and (c) latched or locked to keep all contents secured within. All such containers must be identified and tracked in accordance with the MTA.

●	A locked area for chemical and solvents separate from Michigan Marijuana Products.

●	Separation of marijuana-infused products from toxic or flammable materials.

●	A sales or transfer counter or barrier separated from stock rooms to ensure registered qualifying patients or registered primary caregivers do not have direct access to Michigan Marijuana Products.

There are significant risks associated with the business of the Company, as described above and in Section 17 – Risk Factors of the Company’s Listing Statement as filed on www.sedar.com. Readers are strongly encouraged to carefully read all of the risk factors contained in Section 17 – Risk Factors of the Company’s Listing Statement.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS

Management, including the President and CEO and the CFO, is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting (“ICFR”) to provide reasonable assurance that all information prepared by the Company for external purposes is reliable and timely. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated Financial Statements. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements.

The CEO and CFO have evaluated whether there were changes to the ICFR during the six months ended April 30, 2023, that have materially affected, or are reasonably likely to materially affect, the ICFR. As a result, no such significant changes were identified through their evaluation.

There have been no material changes in the Company’s internal control over financial reporting during the six months ended April 30, 2023, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Pg 37 of 37